Item 1.            Security and Issuer.

                        Common Stock

                        Watchit Technologies, Inc.

                        229 Airport Rd. Ste 7-151

                        Arden, NC 28704

Item 2.            Identity and Background.

(a)                                      Mark Bergman

                           1539 Brockton Ave Suite #5

                           Los Angeles, CA 90025

a                                            Investor

b                                            Mr. Bergman has not been convicted in any criminal proceeding during   the past five years.

c                                            Mr. Bergman has not been a party to a civil proceeding of any kind     during the past five years.

d                                            USA

Item 3.            Source and Amount of Funds or Other Consideration.

The source of funds were the personal funds of Mr. Bergman in the amount of $50,000.00

Item 4.            Purpose of Transaction.

The purpose of the acquisition was to obtain an equity position in the issuer.

Item 5.            Interest in Securities of the Issuer.

a                                      50,000,000  shares representing 6.23%  of the issued and outstanding Common Stock of the Issuer. These shares represent the number of shares of the Issuer’s Common Stock that are considered beneficially owned as a result of the Mr. Bergman acquiring shares in the market.

b                                            Sole voting power over 50,000,000 shares.

c                                           Not applicable.

d                                           Not applicable.

e                                           Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

                        Not applicable.

Item 7.            Material to be Filed as Exhibits.

                        None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated:    December 15, 2010

             /s/  Mark Bergman